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03011187

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECD S.E.C.
FEB 28 2003
526

SEC FILE NUMBER
8-~~32582~~ 43582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

John Hancock Funds, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Huntington Avenue
(No. and Street)

Boston (City) Massachusetts (State) 02199 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey H. Long 617-375-6823
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — if individual, state last, first, middle name)

200 Clarendon Street (Address) Boston (City) Massachusetts (State) 02199 (Zip Code)

RECD S.E.C.
FEB 2003
635

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey H. Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Hancock Funds, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Controller

Title

Notary Public

My Commission expires 4/14/2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITES AND EXCHANGE COMMISION

WASHINGTON D.C.

AUDITED STATEMENT OF FINANCIAL CONDITION

DATE--DECEMBER 31, 2002

JOHN HANCOCK FUNDS, LLC
(Name of Respondent)

101 Huntington Avenue, Boston, Massachusetts 02199
(Address of principal executive office)

Jeffrey H. Long
Controller
John Hancock Funds, LLC
101 Huntington Avenue, 9th Floor
Boston, Massachusetts 02199

(Name and address of person authorized to receive notices and communication from the Securities and Exchange Commission)

John Hancock Funds, LLC

Audited Statement of Financial Condition

December 31, 2002

Contents

Report of Independent Auditors....................1

Audited Statement of Financial Condition

Statement of Financial Condition....................2
Notes to Statement of Financial Condition....................3

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

Board of Directors
John Hancock Funds, LLC

We have audited the accompanying statement of financial condition of John Hancock Funds, LLC (the Company) as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of John Hancock Funds, LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

ERNST & YOUNG LLP

February 7, 2003

John Hancock Funds, LLC

Statement of Financial Condition

December 31, 2002
(In thousands)

Assets	
Cash and cash equivalents	$ 24,421
Commissions and distribution fees receivable *(Note 3)*	1,964
Due from affiliated companies *(Note 3)*	779
Prepaid expenses	479
Deferred selling commissions *(Notes 2 and 4)*	94,604
Investments *(Note 2)*	15
Deferred income tax benefit *(Notes 2 and 6)*	1,423
Furniture and equipment, net *(Notes 2 and 5)*	229
Other assets	387
Total assets	$ 124,301
Liabilities and shareholder's equity	
Accounts payable and accrued expenses	$ 2,195
Commissions and distribution expenses payable *(Note 3)*	8,270
Accrued compensation	4,314
Due to affiliated companies *(Note 3)*	3,489
Deferred income taxes *(Notes 2 and 6)*	12,939
Accrued pension cost *(Note 8)*	2,015
Total liabilities	33,222
Shareholder's equity:	
Common stock, par value $1.00 per share; authorized and outstanding 1,000 shares	1
Additional paid-in capital	210,531
Accumulated deficit	(119,453)
Total shareholder's equity	91,079
Total liabilities and shareholder's equity	$ 124,301

See accompanying notes.

John Hancock Funds, LLC

Notes to Statement of Financial Condition

December 31, 2002

1. Corporate Organization

John Hancock Funds, LLC (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934 (the Act). The Company was incorporated in the State of Delaware on January 19, 1991 and is a wholly-owned subsidiary of John Hancock Advisers, LLC. (Advisers). On February 1, 2002 John Hancock Funds, LLC became a limited liability company. Advisers is a wholly-owned subsidiary of The Berkeley Financial Group, LLC (the Berkeley Group), a wholly-owned subsidiary of John Hancock Subsidiaries, LLC (Subsidiaries), which is, in turn, a wholly-owned subsidiary of John Hancock Financial Services, Inc. (John Hancock).

The Company serves as wholesale distributor and/or underwriter throughout the United States for the registered investment companies (the Funds) managed by the Berkeley Group.

2. Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Fair Values of Financial Instruments

The carrying amounts of the financial instruments in the accompanying statement of financial condition approximate fair value.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers highly liquid investments with an initial maturity of less than three months to be cash equivalents. These investments are recorded at amortized cost.

Deferred Selling Commissions

The Company pays a selling commission to the selling broker/dealer for Class B Fund sales, which also carry a contingent deferred sales charge (CDSC). These selling commissions are recorded as deferred selling commissions and amortized on a straight-line basis over periods not exceeding six years, intending to approximate the period of time expected to be benefited and during which fees earned pursuant to Rule 12b-1 distribution plans are received from the Funds and CDSC payments are received from shareholders of the Funds.

Investments

Investments are carried at cost, which approximates fair market value. Dividends and interest are recorded on the accrual basis.

Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which range from three to seven years. Costs associated with the development of new computer software systems or significant enhancements to existing systems are capitalized and amortized over three years. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Upon retirement or sale, the asset cost and related accumulated depreciation are removed from the accounts, and any gain or loss is credited to or charged against income.

Income Taxes

The operations of the Company are included with those of Subsidiaries in the filing of a consolidated federal income tax return. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The income tax benefit is the estimated amount that will be received by the Company from Subsidiaries based upon its tax-sharing agreement.

3. Related-Party Matters

Due to the nature of its business, the Company has various agreements with related parties.

Distribution Agreements

As the wholesale distributor and/or underwriter for the Funds managed by the Berkeley Group, the Company has distribution agreements with the Funds pursuant to which the Company earns selling commissions by making the Funds available to broker/dealers unrelated to John Hancock and to registered representatives of Signator Investors, Inc. (Signator), an indirect, wholly-owned subsidiary of John Hancock.

Rule 12b-1 Distribution Plans

The Company has entered into Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended, which are subject to annual review and approval by the independent trustees of each of the Funds. Under the terms of the distribution plans, each Fund makes monthly payments (fees earned pursuant to Rule 12b-1 distribution plans) which will not exceed the lesser of a set percentage of each Fund's average daily net assets on an annual basis or the pro rata share of the Company's distribution expenses incurred on behalf of each Fund. Commissions and distribution fees receivable at December 31, 2002 includes $1,827,000 of 12b-1 service fee revenue due from the Funds.

Distribution Plan Service Agreement

The Company has entered into a Distribution Plan Service Agreement (the DPS Agreement) with Signator under which the Company pays Signator selling commissions and distribution expenses for distributing certain Funds. Commissions and distribution expenses payable at December 31, 2002 includes $651,000 of combined selling commissions and Rule 12b-1 service fees due to Signator.

3. Related-Party Matters (continued)

Due from/to Affiliated Companies

Due from affiliated companies at December 31, 2002 represents certain expenses paid by the Company on behalf of Sovereign Asset Management Corp. (SAM Co.), John Hancock Signature Services, Inc., (Signature Services), Transamerica Fund Management Company, (TFMC) and Transamerica Fund Distributors, Inc. (TFD). The remainder in 2002 represents amounts due from John Hancock for commissions on life insurance products. Signature Services is an indirect, wholly-owned subsidiary of John Hancock.

Due to affiliated companies at December 31, 2002 represents certain expenses paid by John Hancock, Signator, Advisers and John Hancock Advisers International Limited (Ireland) (International Ireland) on behalf of the Company.

Other Related-Party Matters

The Company paid approximately $15,290,000 and $342,000 in federal and state taxes to Subsidiaries and Advisers in 2002.

The Company pays a treasury service fee to Advisers based on Advisers' interest expense on its borrowings to fund commissions paid on sales of the funds class B shares.

The Company pays rent to Advisers based on the percentage of floor space occupied by the Company in relation to the total floor space occupied by the Berkeley Group.

John Hancock pays certain expenses of the Company directly and is reimbursed for these services (parent company service fees). The Company also pays John Hancock for certain insurance coverage.

The Company maintains cash deposits at First Signature Bank, which is an indirect wholly-owned subsidiary of John Hancock. The total on deposit at First Signature Bank amounted to $2,094,000 at December 31, 2002. These balances are included in cash and cash equivalents.

3. Related-Party Matters (continued)

Other Related-Party Matters (continued)

As more fully described in Note 8, the Company participates in a defined benefit pension plan, a non-qualified pension plan, and a defined benefit postretirement plan sponsored by John Hancock. The Company also participates in a defined contribution plan and a deferred compensation plan sponsored by the Berkeley Group.

Certain directors and officers of the Company are officers, directors and/or Trustees of Advisers, Signator, Signature Services, SAM Co., NM Capital, the Berkeley Group, the Funds and/or officers of John Hancock.

4. Deferred Selling Commissions

The deferred selling commissions are as follows:

	2002
	(In thousands)
Balance at January 1	$ 141,914
Additions	20,070
Amortization	(67,380)
Balance at December 31	$ 94,604

5. Furniture and Equipment

Furniture and equipment is comprised of the following:

	2002
	(In thousands)
Office equipment and computer software	$ 5,913
Furniture and fixtures	332
	6,245
Less accumulated depreciation and amortization	6,016
	$ 229

6. Income Taxes

Significant components of the Company's recognized gross deferred tax liabilities and assets are as follows:

	2002
	(In thousands)
Deferred tax liabilities:	
Deferred selling commissions	$ 12,939
Total deferred tax liabilities	12,939
Deferred tax assets:	
Book over tax depreciation	32
Pension obligation	777
OPEB obligation	562
Long-term incentive program	41
Severance	11
Total deferred tax assets	1,423
Net deferred tax liabilities	$ 11,516

7. Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital, as defined, of $6,112,000. The minimum net capital requirement at December 31, 2002 was $1,352,000. The Company's net capital ratio was 3.32 to 1 at December 31, 2002, whereas the maximum allowable ratio was 15 to 1.

8. Employee Benefit Plans

All full-time employees of the Company participate in a defined benefit pension plan (the Plan) sponsored by John Hancock. On January 1, 2002 the Plan was converted to a cash balance plan. At December 31, 2002 net accrued pension costs of $832,000 are included in the statement of financial condition. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations and the funded status attributable to the Company's employees is not segregated within the Plan.

8. Employee Benefit Plans (continued)

The Company participates in John Hancock's non-qualified pension plan (the Non-Qualified Plan). The Non-Qualified Plan is unfunded and provides certain management employees with defined pension benefits in excess of limits imposed by federal tax law and the Plan sponsored by John Hancock. Accrued pension costs related to the Non-Qualified Plan of $1,179,000 at December 31, 2002, are included in the statement of financial condition. Information reflecting the accumulated plan benefits and plan net assets available for benefits attributable to Company employees are not segregated within the Non-Qualified Plan.

The Company participates in a defined benefit post-retirement plan (the Post-Retirement Plan) sponsored by John Hancock which provides medical, dental and life insurance benefits to employees with more than fifteen years of service. The Post-Retirement Plan is unfunded. Accrued post-retirement benefit costs of $1,333,000 at December 31, 2002 are included in the statement of financial condition. Information reflecting the components of net periodic post-retirement benefit cost and the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Post-Retirement Plan.

Employees of the Company with more than six months of service may participate in a defined contribution savings plan, The Investment-Incentive Plan for the Employees of The John Hancock Funds Companies, sponsored by the Berkeley Group. The Company may make a discretionary matching contribution equal to a percentage of the elective deferrals of each participant. The Company has made elective matching contributions of 4% of the elective deferrals of each participant for the year ended December 31, 2002.

The Company offers postemployment benefits related to severance, disability, life insurance and health care to be paid for inactive employees. A liability of $157,000 net of income taxes of $87,000 was recognized in the financial statements for the year ended December 31, 2002.

The Company established a deferred compensation plan whereby eligible employees can elect to defer compensation amounts to supplement other retirement benefits provided by the Company's other retirement plans. The plan is non-qualified and is for highly compensated employees. Compensation amounts deferred are segregated in a Rabbi Trust (the "Trust"). The assets of the Trust are considered restricted assets of the Company. The Trust is funded solely by participants' deferred compensation, not by the Company. The Trust assets, included in other assets in the statement of financial condition, amounted to $168,000 at December 31, 2002.

8. Employee Benefit Plans (continued)

Certain employees of the Company also participate in the John Hancock 1999 Long-term Stock Incentive Plan, under which shares and options to purchase shares of John Hancock common stock are granted. The exercise price of options is equal to fair market value at the date of the grant.

9. Contingencies

The Company is involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

10. Lease Commitments

The Company has entered into operating leases with unrelated parties for office space and equipment.

Minimum payments required under the leases are as follows (in thousands):

		Office Space	Equipment
Year ending December 31,	2003	$ 102	$ 8
	2004	21	3
	2005	0	0
	2006	0	0
	2007	0	0
	Thereafter	0	0
		$ 123	$ 11